UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-23503

Excel Legacy Corporation
(Exact name of registrant as specified in its charter)

17140 Bernardo Center Drive, Suite 300, San Diego, CA 92128 (858) 675-9400
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

9.0% Convertible Redeemable Subordinated Debentures due 2004
10.0% Senior Redeemable Notes due 2004
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	/x/	Rule 12h-3(b)(1)(ii)	/ /
Rule 12g-4(a)(1)(ii)	/ /	Rule 12h-3(b)(2)(i)	/ /
Rule 12g-4(a)(2)(i)	/ /	Rule 12h-3(b)(2)(ii)	/ /
Rule 12g-4(a)(2)(ii)	/ /	Rule 15d-6	/ /
Rule 12h-3(b)(1)(i)	/x/

    Approximate number of holders of record as of the certification or notice date: approximately 42 holders of Convertible Debentures and approximately 36 holders of Senior Notes

    Pursuant to the requirements of the Securities Exchange Act of 1934, Excel Legacy Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 14, 2001	By:	/s/ GARY B. SABIN Gary B. Sabin Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.